FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ “George Orr”
George Orr
Director and CFO
Date: June 26, 2008

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.        Date of Material Change(s)

June 26, 2008

Item 3.        News Release

The Company’s news release dated June 26, 2008 was disseminated by Market Wire on June 26, 2008

Item 4.        Summary of Material Change

The Company announced the start of facilities construction and the drilling of development wells at its Grassy Creek project. MegaWest is continuing its phased development of heavy oil projects from the Warner sandstone in Vernon County, in southwest Missouri.  The Company’s existing 10,700 acre land position will support multiple projects, the second of which is Grassy Creek.

Completion and start-up of the Grassy Creek project is expected during calendar Q4 of 2008.  A 50 million BTU/hr steam generator will be installed along with production treating vessels and tanks.  As part of the project implementation, MegaWest is drilling and completing 46 production wells, 15 injection wells, 1 source water well, and 1 water disposal well. The total estimated capital expenditure to construct the facility and wells is US $4.0 million.

  Item 5.        Full Description of Material Change

5.1           Full Description of Material Change
                See attached News Release.
5.2           Disclosure for Restructuring Transactions
                 Not Applicable.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.        Omitted Information

Not Applicable.

Item 8.        Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.606-7979.

Item 9.        Date of Report

This report is dated June 26, 2008

-  -

 NEWS RELEASE

MegaWest Commences Construction of Grassy Creek, the Company’s Second Commercial Project in Missouri

Calgary, Alberta; June 26, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the start of facilities construction and the drilling of development wells at its Grassy Creek project. MegaWest is continuing its phased development of heavy oil projects from the Warner sandstone in Vernon County, in southwest Missouri.  The Company’s existing 10,700 acre land position will support multiple projects, the second of which is Grassy Creek.

MegaWest’s experienced team of enhanced oil recovery specialists have completed a detailed technical review of the Upper Warner sandstone, including numerical reservoir simulation, and have updated the Company’s geological model with information obtained from recent drilling operations.  A steam-flood across an area of 18.75 acres has been chosen as the production method for this development.  This is the same process that is in operation at MegaWest’s nearby Marmaton River project.

Completion and start-up of the Grassy Creek project is expected during calendar Q4 of 2008.  A 50 million BTU/hr steam generator will be installed along with production treating vessels and tanks.  As part of the project implementation, MegaWest is drilling and completing 46 production wells, 15 injection wells, 1 source water well, and 1 water disposal well. The total estimated capital expenditure to construct the facility and wells is US $4.0 million.

MegaWest expects to recover up to 45% of the oil in place on the Grassy Creek project.  This project is expected to produce up to 150,000 to 200,000 bbls of oil over an 18 to 24 month period.  The average production rate over this period is forecast to be 350 to 400 barrels of oil per day (“bopd”) with a peak rate of 500 bopd. The produced oil will be sold at the plant gate to a local refinery and is expected to receive over 80% of the WTI posted price.

The Company’s President and COO, R. William Thornton stated, “This is the second project we have undertaken in the area, and evidences our commitment to expanding our operations with duplicate stand-alone projects, each capable of producing up to 500 barrels of oil per day, until we reach the optimum production capacity for current our leases, which we expect to be 5000 to 6000 barrels of oil per day.”

The Company’s CEO, George Stapleton stated “This is another significant step for MegaWest in terms of producing substantial volumes of heavy oil from this core area. The Company’s ability to move forward so quickly with the development of this second commercial project demonstrates the MegaWest team’s ability to drive shareholder value.”

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 118,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com

Investor Relations:

Kelly Sledz 1.403.984.6342 info@megawestenergy.com

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results regarding the timing and future performance of the Grassy Creek project that are forward-looking in nature (collectively, “forward-looking statements”).  When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward-looking statements.  Although the Company believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those forward-looking statements. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations, including lack of capital to complete the Grassy Creek project; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of Grassy Creek project; (i) operational risks in exploration, development and production, including those related to the Grassy Creek project; and (j) other factors beyond the Company’s control. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada